UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 30, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aldila, Inc.

File No. 0-21872 CF# 21744

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       Aldila, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 10-K filed on March 28, 2008.

       Based on representations by Aldila, Inc., that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                Exhibit 10.22   through December 1, 2012

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                Rolaine S. Bancroft
                Special Counsel